811 Main Street, Suite 3700 Houston, TX 77002 Tel: +1.713.546.5400 Fax: +1.713.546.5401 www.lw.com
FIRM / AFFILIATE OFFICES
	Austin	Milan
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
July 20, 2023	Chicago	Riyadh
	Dubai	San Diego
	Düsseldorf	San Francisco
	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Sarah Sidwell
   Evan Ewing

Re: RMG Acquisition Corp. III
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2023
File No. 001-40013

Ladies and Gentlemen:

On behalf of our client, RMG Acquisition Corp. III (the “Company”), we are submitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter, dated July 20, 2023 (the “Comment Letter”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on July 14, 2023 (the “Preliminary Proxy Statement”).

Concurrently with this letter, the Company is filing an Amendment to the Preliminary Proxy Statement (the “Amendment”), which has been revised to reflect the Company’s response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below the Staff’s comment in bold type, followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment and all references to page numbers in such response are to page numbers in the Amendment.

July 20, 2023

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is RMG Sponsor III, LLC, a Delaware limited liability company (the “Sponsor”). While the Company believes that the Sponsor would not be considered a foreign person because it is organized in a U.S. jurisdiction and controlled and majority-owned by U.S. nationals, the Company has added a risk factor to the Amendment on page 14 to note that the Company’s initial business combination may be subject to review by CFIUS, which could prevent the Company from completing the initial business combination and require the Company to liquidate, causing consequences to investors.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at +1.212.906.1749 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ David S. Allinson
David S. Allinson of LATHAM & WATKINS LLP

cc:          D. James Carpenter, Chairman, RMG Acquisition Corp. III